EXHIBIT 99.1

News for Immediate Release

Electrovaya Provides a Shareholder Update including Unaudited Preliminary FY2024 Annual Financial Results and Positive Outlook for 2025

Unaudited FY2024 Revenue Estimate of approximately $45 million with a Gross Margin of 31%

 Expects FY 2024 Year Operating Profit and Improved Adjusted EBITDA

Expects FY2025 Revenues to Exceed $60 million Driven by Renewed Demand from the Company’s Largest End Users

US EXIM Bank’s recently approved Direct Loan of $51 expected to begin disbursements during CY Q1 2025

Toronto, Ontario – November 27, 2024 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA; TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, announced an unaudited Fiscal Year (“FY”) 2024 ending 30th September, revenue update along with other business updates. All figures in this update are expressed in US dollars.

FY Financial 2024 Update(1):

•	Preliminary unaudited FY 2024 revenue is estimated at US$44.6 million(1)
•	Margins for FY2024 is estimated at approximately 31%
•	Expected operating profit and improved Adjusted EBITDA(2) for FY2024

FY Financial 2025 Preview:

•	The Company anticipates strong growth into FY2025 with estimated revenues to exceed $60 million driven by renewed demand from the Company’s largest end users of material handling batteries.
•	This guidance was prepared by taking into account the Company’s existing purchase orders, along with anticipated pipeline from its key end users and OEM customers. This guidance also takes into consideration a percentage of anticipated revenue that potentially may be deferred to FY 2026.

EXIM Direct Loan Update:

•	The Export-Import Bank of the United States (“EXIM”) on November 14, 2024 approved a direct loan of $50.8 million to Electrovaya to support its lithium ion battery manufacturing expansion in Jamestown, New York.
•	Electrovaya is currently in the process of finalizing documentation with an anticipated funding date in CY Q1 2025.
•	The EXIM facility is expected to have a term of six years with an expected interest rate of 4.25%, subject to any changes in the Federal interest rate prior to closing and annual fees of <2%.
•	The EXIM facility will cover all equipment, engineering and construction costs for the Jamestown battery manufacturing site.

Other Jamestown NY Expansion Updates:

•	Electrovaya is in the process of updating disbursement schedules from Empire State Development (“ESD”) to reflect the anticipated Jamestown battery manufacturing project start. ESD has provided commitments of $6.5 million of incentives including $2.0 million in grants and $4.5 million in refundable tax credits.
•	Jamestown battery operations are expected to commence in the first half of CY 2026, coinciding with several ongoing OEM production programs reaching maturity which is expected to further bolster demand and revenue.

Verticals & Market Interest for Mission Critical Applications:

•	Electrovaya’s core market for material handling electric vehicles and robots is witnessing increasing demand from the Company’s current largest end users. Furthermore, a new leasing promotion in partnership with an OEM partner appears to be generating new sales opportunities.
•	Electrovaya continues to make strides in growing interest from the defense industry. Recently, a global aerospace and defense company issued follow on orders for high voltage battery systems following intensive testing.
•	The Company is expecting to ship its first battery modules to a global Japanese headquartered construction equipment OEM in CY Q1 2025. These initial shipments will be exported to Japan.
•	The Company has begun development of battery systems specifically targeting the data center energy storage/back-up power market. Due to inherent advantages in safety and longevity, we believe that the Company can retain premium pricing in this fast growing energy storage segment.
•	Solid State Battery Research: progress continues in developing lithium ion conducting ceramics along with a composite separator. Pouch cell testing is ongoing.

Electrovaya expects to release its full audited financial statements for fiscal 2024 in the second half of December 2024 and each of these items will be described in further detail.

(1)

The preliminary results set forth above are based on an initial review of the Company’s operations for the quarter and year ended September 30, 2024 and are subject to change. Actual results could differ from these preliminary results following the completion of year-end closing procedures, final adjustments that may result from the completion of the audit of the Company’s financial statements and other developments arising between now and the time that the Company’s financial results are finalized, and such changes could be material. The Company’s expectations with respect to its unaudited results for the fiscal year ended September 30, 2024 are based upon management estimates and are the responsibility of management. The Company’s independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary results and, accordingly, does not express an opinion or any other form of assurance about them. While the Company believes there is a reasonable basis for these preliminary financial results, the results involve known and unknown risks and uncertainties that may cause actual results to differ materially. These preliminary fiscal results represent forward-looking information. See "Forward Looking Information".

(2)

Non-IFRS Measures: Adjusted EBITDA is defined as gain (loss) from operations, plus finance costs, stock-based compensation costs and depreciation. Adjusted EBITDA does not have a standardized meaning under IFRS. We believe that certain investors and analysts use Adjusted EBITDA to measure the performance of the business and is an accepted measure of financial performance in our industry. It is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies. and should not be considered in isolation or as an alternative to IFRS measures. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is income (loss) from operations. Adjusted EBITDA should not be considered in isolation or as an alternative to income (loss) from operations.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

Brett Maas

Hayden IR

elva@haydenir.com

646-536-7331

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Electrovaya has two operating sites in Canada and a 52-acre site with a 135,000 square foot manufacturing facility in Jamestown New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, revenue guidance of more than $60 million in FY 2025, order growth and customer demand in FY 2025,  mass production schedules, funding from EXIM and the Company’s ability to finalize the loan facility from EXIM bank on a timely basis, the anticipated operational start schedule for the Company’s Jamestown facility, future business opportunities, use of proceeds, ability to deliver to customer requirements and revenue growth forecasts for the fiscal year ending September 30, 2024 and those ending for the fiscal year ending September 30, 2025. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate are necessarily applied in making forward looking statements and such statements are subject to risks and uncertainties, therefore actual results may differ materially from those expressed or implied in such statements and undue reliance should not be placed on such statements. Material assumptions made in disclosing the forward-looking statements included in this news release include, but are not limited to assumptions that the Company’s customers will deploy its products in accordance with communicated timing and volumes, that the Company’s customers will complete new distribution centers in accordance with communicated expectations, intentions and plans, the sum of anticipated new orders in FY 2025 based on customers’ historical patterns and additional demand communicated to the Company and its partners but not yet provided as a purchase order with the Company’s current firm purchase order backlog totaling approximately $80 million, a discount of approximately 25% used in the revenue modeling applied to the overall expected order pipeline to account for potential delays in customer orders, expected decreases in input and material costs combined with stable selling prices in FY 2025, and a stable political climate with respect to exports from Canada to the United States, the start up time for manufacturing in Jamestown NY of H1 CY 2026, the ability to leverage IRA45X credits, the ability to receive incentives from the state of New York, the ability to improve margins from domestic manufacturing, and the ability to attract additional customers through domestic manufacturing. Factors that could cause actual results to differ materially from expectations include but are not limited to customers not placing roughly in accordance with historical ordering patterns and communicated intentions resulting in annual revenue in FY 2025 in a total amount of at least $60 million, the imposition of a new tariff regime on Canadian exports by the United States, macroeconomic effects on the Company and its business and on the lithium battery industry generally, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2023 under “Risk Factors”, in the Company’s base shelf prospectus dated September 17, 2024, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

The preliminary unaudited revenue for the periods described herein constitute future‐oriented financial information and financial outlooks (collectively, “FOFI”), and generally, is, without limitation, based on the assumptions and subject to the risks set out above under “Forward‐Looking Statements”. Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company’s control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is  provided  for  the  purpose  of  providing  information  about  management’s  current  expectations  and  plans  relating  to  the Company’s future performance, and may not be appropriate for other purposes.

The FOFI does not purport to present the Company’s financial condition in accordance with IFRS, and it is expected that there may be  differences between audited results and preliminary results, and  the  differences  may  be  material. The inclusion of the FOFI in this news release disclosure should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.